UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CONTINENTAL RESOURCES, INC.

(Name of Subject Company)

OMEGA ACQUISITION, INC.

(Offeror)

An entity wholly owned by Harold G. Hamm

Common Stock ($0.01 par value)

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

Omega Acquisition, Inc.

c/o Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

(405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David P. Oelman

Michael S. Telle

Stephen M. Gill

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758 - 2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on October 24, 2022 (as it may be amended or supplemented from time to time, the “Schedule TO”), and relates to the offer by Omega Acquisition, Inc., an Oklahoma corporation, 100% of the capital stock of which is owned by Harold G. Hamm (the “Founder”), a natural person residing in the State of Oklahoma and an affiliate of Continental Resources, Inc. (the “Company”), to purchase any and all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), other than: (i) Shares owned by the Founder, certain of the Founder’s family members and their affiliated entities; and (ii) Shares underlying unvested Company restricted stock awards, for $74.28 per share in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2022 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time), each of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 11 and Item 13.

1. The information set forth in the penultimate paragraph in “Special Factors—Section 2. Materials Prepared by the Founder’s Financial Advisor” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Intrepid has acted exclusively as financial advisor to the Founder in connection with the transaction contemplated by the Merger Agreement and will receive a transaction fee for its services totaling $11,850,000, $150,000 of which became payable upon execution of Intrepid’s engagement letter with the Founder, $1,000,000 of which became payable upon announcement of the transaction contemplated by the Merger Agreement and $10,700,000 of which is contingent (and payable) upon the consummation of the transaction. In addition, the Founder has agreed to reimburse Intrepid for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify Intrepid against certain liabilities arising out of Intrepid’s engagement.”

2. The information set forth in “The Offer—Section 14. Background of the Offer and the Merger; Contacts with the Company” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“For a description of the background of the Offer and the Merger, please read “Item 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger” in the Schedule 14D-9, which is hereby incorporated herein by reference.”

3. The information set forth in the table titled “Security Ownership of Certain Beneficial Owners and Management” in Schedule I of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Security Ownership of Certain Beneficial Owners and Management

The following table sets forth: (i) certain information with respect to the Shares beneficially owned by the Founder Family Group, the Founder and the Purchaser and, to the best of their knowledge, their respective directors and officers; and (ii) the purchases of Shares by the Founder Family Group, the Founder and the Purchaser and, to the best of their knowledge, their respective directors and officers during the past 60 days. The security ownership information in the table below is given as of the date of this Offer to Purchase and, in the case of percentage ownership information, is based on 363,019,728 Shares outstanding as of October 16, 2022. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person	Number	Percent	Securities Transactions for Past 60 Days
Roger Clement(1)	142,929,154	39.4%	None
Deana Ann Cunningham(2)	28,768,467	7.9%	None
Harold Thomas Hamm(3)	28,767,596	7.9%	None
Hilary Honor Hamm(4)	28,418,182	7.8%	None
Jane Elizabeth Hamm Lerum(5)	28,635,433	7.9%	None
Shelly Glenn Lambertz(6)	28,571,403	7.9%	None
Jackson Alexander White(7)	2,322	*	None
Founder(8)	184,862,306	50.9%	None
Purchaser	0	0%	None
All of the Founder Family Group as a group	299,736,024	82.6%	None
All directors and officers of the Purchaser as a group	206,753,148	57.0%	None

*	Less than 1%
(1)	As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. Clement indirectly beneficially owns the reported Shares through trusts for which he serves as trustee or co-trustee.
(2)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Cunningham directly beneficially owns 1,600 Shares in her individual capacity and indirectly beneficially owns (i) 5,380,561 Shares through the 2015 Deana Ann Cunningham Trust I, (ii) 23,302,648 Shares through the 2015 Deana Ann Cunningham Trust II and (iii) 83,658 Shares through the Deana Ann Cunningham Succession Trust, each of which Ms. Cunningham serves as trustee or co-trustee.

(3)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. Hamm indirectly beneficially owns (i) 5,380,561 Shares through the 2015 Harold Thomas Hamm Trust I, (ii) 23,302,648 Shares through the 2015 Harold Thomas Hamm Trust II and (iii) 84,387 Shares through the Harold Thomas Hamm Succession Trust, each of which Mr. Hamm serves as trustee or co-trustee.

(4)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Hamm directly beneficially owns 1,449 Shares she holds in her individual capacity, which includes (a) 429 Shares of restricted common stock which vest on February 15, 2023, (b) 510 Shares of restricted common stock which vest on February 15, 2024 and (c) 510 Shares of restricted common stock which vest on February 15, 2025 and indirectly beneficially owns (i) 5,507,764 Shares through the 2015 Hilary Honor Hamm Trust I and (ii) 22,908,969 Shares through the 2015 Hilary Honor Hamm Trust II, each of which Ms. Hamm serves as co-trustee.

(5)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Lerum indirectly beneficially owns (i) 5,507,764 Shares through the 2015 Jane Hamm Lerum Trust I and (ii) 23,127,669 Shares through the 2015 Jane Hamm Lerum Trust II, each of which Ms. Lerum serves as co-trustee.

(6)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Ms. Lambertz directly beneficially owns 140,513 Shares she holds in her individual capacity, which includes (a) 27,865 Shares of restricted common stock which vest on February 15, 2023, (b) 46,532 Shares of restricted common stock which vest on February 15, 2024 and (c) 36,772 Shares of restricted common stock which vest on February 15, 2025 and indirectly beneficially owns (i) 83,658 Shares through the Shelly Glenn Lambertz Succession Trust, (ii) 5,380,561 Shares through the 2015 Shelly Glenn Lambertz Trust I, (iii) 22,962,483 Shares through the 2015 Shelly Glenn Lambertz Trust II, whereby Ms. Lambertz serves as trustee or co-trustee of each of the aforementioned trusts, (iv) 2,300 Shares held by Ms. Lambertz’s spouse and (v) 1,888 Shares through a custodial account, which Ms. Lambertz manages as custodian for her son Zachary Richard Lambertz.

(7)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Mr. White directly beneficially owns the reported Shares in individual capacity, which includes (i) 118 Shares of restricted common Stock which vest on February 15, 2023, (ii) 158 Shares of restricted common stock which vest on February 15, 2024 and (iii) 158 Shares of restricted common stock which vest on February 15, 2025.

(8)

As reported by the Schedule 13D/A filed with the SEC on October 19, 2022. Founder beneficially owns 184,862,306 Shares, including (i) 156,340,643 Shares he owns directly, which includes 10,405 Shares of restricted common stock that vest on May 1, 2023, (ii) 64,452 Shares held by Transwestern Transports LLC, an entity of which the Hamm G. Hamm Trust is the sole member, and (iii) 28,457,211 Shares with respect to which Founder holds an irrevocable proxy granted by certain trusts established for the benefit of his family.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2022

OMEGA ACQUISITION, INC.

By:	/s/ Harold G. Hamm
Name:	Harold G. Hamm
Title:	President

CONTINENTAL RESOURCES, INC.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Senior Vice President, General Counsel, Chief Risk Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of October 24, 2022.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in The Wall Street Journal on October 24, 2022.

(a)(2)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2022 (the “Schedule 14D-9”)).

(a)(5)(i)*	Press Release issued by Continental Resources, Inc. on October 24, 2022.

(a)(5)(ii)*	Press Release issued by Continental Resources, Inc. on October 17, 2022 (incorporated by reference to Exhibit 99.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(a)(5)(iii)*	Opinion of Evercore Group L.L.C., dated October 16, 2022 (incorporated by reference to Annex B attached to the Schedule 14D-9).

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of October 16, 2022, by and between Continental Resources, Inc. and Omega Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(2)*	Non-Tender and Support Agreement, dated as of October 16, 2022, by and among Omega Acquisition, Inc., Harold G. Hamm, certain of Hamm’s family members and their affiliated entities (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022).

(d)(3)*	Limited Guarantee, dated as of October 16, 2022, by and between Continental Resources, Inc. and Harold G. Hamm (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed October 17, 2022.

(d)(4)*	Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(5)*	Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(6)*	Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed May 19, 2022).

(d)(7)*	Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(8)*	First Amendment to the Amended and Restated Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2019 (Commission File No. 001-32886) filed February 26, 2020).

(d)(9)*	Amended and Restated Form of Employee Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

Exhibit No.	Description

(d)(10)*	Amended and Restated Form of Non-Employee Director Restricted Stock Award Agreement under the Continental Resources, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 001-32886) filed April 29, 2019).

(d)(11)*	Registration Rights Agreement dated as of May 18, 2007 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm, the Harold Hamm DST Trust and the Harold Hamm HJ Trust (incorporated by reference to Exhibit 4.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 001-32886) filed May 3, 2017).

(d)(12)*	Registration Rights Agreement dated as of August 13, 2012 among Continental Resources, Inc., the Revocable Inter Vivos Trust of Harold G. Hamm and Jeffrey B. Hume (incorporated by reference to Exhibit 4.6 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. File No. 001-32886) filed February 21, 2018).

(d)(13)*	Shareholders’ Agreement, dated February 7, 2022, by and among the Harold G. Hamm Family (incorporated by reference to Exhibit 2 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(14)*	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the Founder and the Founder Family Rollover Shareholders (incorporated by reference to Exhibit 1 to Amendment No. 9 to Schedule 13D/A (Commission File No. 005-82887) filed by Harold G. Hamm on February 9, 2022).

(d)(15)*	Revolving Credit Agreement dated October 29, 2021 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC and The Mineral Resources Company, as guarantors, MUFG Union Bank, N.A., as Administrative Agent, MUFG Union Bank, N.A., BofA Securities, Inc. Mizuho Bank, Ltd., TD Securities (USA) LLC, U.S. Bank National Association, Royal Bank of Canada, Wells Fargo Securities, LLC, and Truist Securities, Inc. as Joint Lead Arrangers and Joint Bookrunners and the other lenders named therein (incorporated by reference to Exhibit 10.1 to Continental Resources, Inc.’s Current Report on Form 8-K (Commission File No. 001-32886) filed November 3, 2021).

(d)(16)*	Amendment No. 1 and Agreement dated August 24 2022 among Continental Resources, Inc., as borrower, and its subsidiaries Banner Pipeline Company, L.L.C., CLR Asset Holdings, LLC, The Mineral Resources Company, Continental Innovations LLC, SCS1 Holdings LLC, Jagged Peak Energy LLC and Parsley SoDe Water LLC, as guarantors, MUFG Bank, Ltd. (as successor to MUFG Union Bank, N.A.), as Administrative Agent, the lenders party thereto and the Issuing Banks.

(d)(17)*	Conformed version of Third Amended and Restated Certificate of Incorporation of Continental Resources, Inc. as amended by amendments filed on June 15, 2015 and May 21, 2020 (incorporated by reference to Exhibit 3.1 to Continental Resources, Inc.’s Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 001-32886) filed August 3, 2020).

(d)(18)*	Third Amended and Restated Bylaws of Continental Resources, Inc. (incorporated by reference to Exhibit 3.2 to Continental Resources, Inc.’s Form 10-K for the year ended December 31, 2017 (Commission File No. 001-32886) filed February 21, 2018).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed with the Schedule TO filed on October 24, 2022